Filed by BlackRock New York Municipal Bond Trust

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Subject Company: BlackRock Multi-State Municipal Series Trust

File No. 333-238485

Date: August 21, 2020

Contact:

1-800-882-0052

BlackRock Announces Shareholder Approval of the Merger of a Municipal Closed-End Fund into a Municipal Open-End Fund

New York, August 21, 2020 – BlackRock Advisors, LLC announced today that at a special meeting of shareholders of BlackRock New York Municipal Bond Trust (NYSE:BQH), the requisite shareholders of BQH approved the merger of BQH into BlackRock New York Municipal Opportunities Fund (“MENKX” and together with BQH, the “Funds”), an open-end mutual fund and a series of BlackRock Multi-State Municipal Series Trust, with MENKX being the surviving Fund (the “Merger”). Common shareholders of BQH who become shareholders of MENKX will be permitted to redeem, purchase or exchange shares of MENKX received in the Merger at the then-current net asset value.

It is currently expected that the Merger will be effective with the open for business of the New York Stock Exchange on October 26, 2020, subject to the satisfaction of customary closing conditions and the prior redemption of all of BQH’s outstanding variable rate demand preferred shares. Common shareholders of BQH who become shareholders of MENKX will receive newly issued Investor A Shares of MENKX in the Merger. The aggregate net asset value of MENKX Investor A Shares received by BQH common shareholders will be equal to the aggregate net asset value of the common shares of BQH held by its common shareholders, in each case as of the close of business on the business day immediately prior to the closing date of the Merger.

This press release is not intended to, and does not, constitute an offer to purchase or sell shares of the Funds.

About BlackRock

BlackRock’s purpose is to help more and more people experience financial well-being. As a fiduciary to investors and a leading provider of financial technology, our clients turn to us for the solutions they need when planning for their most important goals. As of June 30, 2020, the firm managed approximately $7.32 trillion in assets on behalf of investors worldwide. For additional information on BlackRock, please visit www.blackrock.com/corporate | Twitter: @blackrock | Blog: www.blackrockblog.com | LinkedIn: www.linkedin.com/company/blackrock.

Availability of Fund Updates

BlackRock will update performance and certain other data for the BlackRock closed-end funds on a monthly basis on its website in the “Closed-end Funds” section of www.blackrock.com as well as certain other material information as necessary from time to time. Investors and others are advised to check the website for updated performance information and the release of other material information about the Funds. This reference to BlackRock’s website is intended to allow investors public access to information regarding the Funds and does not, and is not intended to, incorporate BlackRock’s website in this release.

Forward-Looking Statements

This press release, and other statements that BlackRock or the Funds may make, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act, with respect to the Funds’ or BlackRock’s future financial or business performance, strategies or expectations. Forward-looking statements are typically identified by words or phrases such as “trend,” “potential,” “opportunity,” “pipeline,” “believe,” “comfortable,” “expect,” “anticipate,” “current,” “intention,” “estimate,” “position,” “assume,” “outlook,” “continue,” “remain,” “maintain,” “sustain,” “seek,” “achieve,” and similar expressions, or future or conditional verbs such as “will,” “would,” “should,” “could,” “may” or similar expressions.

BlackRock cautions that forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made, and BlackRock assumes no duty to and does not undertake to update forward-looking statements. Actual results could differ materially from those anticipated in forward-looking statements and future results could differ materially from historical performance.

With respect to the Funds, the following factors, among others, could cause actual events to differ materially from forward-looking statements or historical performance: (1) changes and volatility in political, economic or industry conditions, the interest rate environment, foreign exchange rates or financial and capital markets, which could result in changes in demand for the Funds or in the Funds’ net asset value; (2) the relative and absolute investment performance of the Funds and its investments; (3) the impact of increased competition; (4) the unfavorable resolution of any legal proceedings; (5) the extent and timing of any distributions or share repurchases; (6) the impact, extent and timing of technological changes; (7) the impact of legislative and regulatory actions and reforms, including the Dodd-Frank Wall Street Reform and Consumer Protection Act, and regulatory, supervisory or enforcement actions of government agencies relating to the Funds or BlackRock, as applicable; (8) terrorist activities, international hostilities, health epidemics and/or pandemics and natural disasters, which may adversely affect the general economy, domestic and local financial and capital markets, specific industries or BlackRock; (9) BlackRock’s ability to attract and retain highly talented professionals; (10) the impact of BlackRock electing to provide support to its products from time to time; and (11) the impact of problems at other financial institutions or the failure or negative performance of products at other financial institutions.

Annual and Semi-Annual Reports and other regulatory filings of the Funds with the SEC are accessible on the SEC’s website at www.sec.gov and on BlackRock’s website at www.blackrock.com, and may discuss these or other factors that affect the Funds. The information contained on BlackRock’s website is not a part of this press release.

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